Klabin SA
rua Formosa 367, 12
01075-900 São Paulo SP
tel 11 3225 4000
www.klabin.com.br

82-34628

04 MAR 29 AM 7:21

04010864

KLABIN S.A.
Public Company - CNPJ/MF nº 89.637.490/0001-45
NIRE nº 35300188349

ORDINARY GENERAL SHAREHOLDERS MEETING
Held on April 23, 2003

DELIBERATIONS

SUPPL

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

1. Approved the Justification and Protocol of Incorporation, the Technical Report and consequently the Incorporation of KLABIN MONTE ALEGRE COMÉRCIO E INDÚSTRIA LTDA.

2. Alteration of the article 25, IV, of the By-Laws, as following;

3. Re-Ratification of the deliberation taken in the Extraordinary General Meeting of 12/08/2001, about the transfer the titular of the enrolled property no. 4.809.

ORDINARY GENERAL SHAREHOLDERS MEETING

Approved unanimously and without reservation, with abstention of the legally justified:

1. The Management Report, the Financial Statements, the opinion of the Fiscal Council and of the Independent Auditors, referring the fiscal year ended on 12/31/2003.

2. the destination of budgets, besides of the net profit and of the originating from amount the accomplishment in 2003 of Reservation of own Revaluation, adapted directly in the bill of earned surplus, as it consists of the referred Financial Demonstrations, as it proceeds:

i) Legal Reservation: destination of 5% (five percent) of the net profit for constitution of legal Reservation, in the terms of the Law	R$ 50.043.927,18,
ii) Dividend distribution:	
a) Ratified the distribution of intermediate dividends, approved for the Council of Administration, in meeting of September 19, 2003, in the value of R$ 67,50 for lot of a thousand ordinary actions and R$ 74,25 for lot of a thousand preferential actions, in the total of	R$ 65.999.398,68
b) Approved the distribution of complementary dividends, in the value of R$ 204,79 for lot of a thousand ordinary actions and R$ 225,27 for lot of a thousand preferential actions, in the total of	R$ 200.237.887,60

This dividend will be paid starting from April 12, 2004 and to him they will make right all the actions that compose the social capital, on March 31 2004.

Dlw 3/29

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Klabin SA
rua Formosa 367, 12
01075-900 São Paulo SP
tel 11 3225 4000
www klabin.com.br

iii) Reserves for Investments and working capital, foreseen in the article 25, "iv", of the Social Statute, according to Plano Plurianual of Businesses, in the value of R$ 686.029.261,80

3. Elected the Board of Directors and its representative members:

Efective Members	Representative Members
Alfredo Lobl	Leonardo Klabin
Armando Klabin	Wolff Klabin
Daniel Miguel Klabin	Amanda Klabin
Israel Klabin	Alberto Klabin
Lilia Klabin Levine	Roberto Klabin Martins Xavier
Miguel Lafer	Mildred Lafer
Paulo Sergio Coutinho Galvão Filho	Graziela Lafer Galvão
Pedro Franco Piva	Horacio Lafer Piva
Roberto Luiz Leme Klabin	Edgar Gleich
Vera Lafer	Francisco Lafer Pati
Olavo Egydio Monteiro de Carvalho	Rui Manuel de Medeiros D'Espiney Patricio
Sergio Alberto Monteiro de Carvalho	Celi Elisabeth Júlia Monteiro de Carvalho
Ana Marta Horta Veloso	André Biazus

4. Determined the global annual fees of the Management;

5. Elected the members of the Fiscal Council and its representative members and defined their respective remuneration.

Efective Members	Representative Members
Cármine Grande	Fernando José da Silva
João Alfredo Dias Lins	Alberto Venâncio Filho
Antonio Marcos Vieira Santos	Mário Antonio Luiz Corrêa
Wolfgang Eberhard Rohrbach	Nelson da Silva Gonçalves
Marco Antonio Horta Pereira	Hélio Walter Fernandes de Oliveira

São Paulo March 24, 2004.

Ronald Seckelmann
Director of Investor Relations